



PRESS RELEASE

Contact Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+31 (0) 20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0) 20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Investors Day: Innovation Driving Future Growth

Wolters Kluwer Innovation & Technology Highlighted in London

Amsterdam (September 25, 2008) - Wolters Kluwer, a leading global information services and publishing company focused on professionals, will showcase today its customer-focused innovation and technology strategy as key element for future growth and shaping the industry's landscape. At Wolters Kluwer's Investor/Analyst Day on Innovation & Technology in London, the Executive Board and senior management provide insight into key innovative technology drivers such as Vertical Search, Workflow Solutions, Cloud Computing and Next-Generation Publishing.

Nancy McKinstry, CEO and Chairman of the Executive Board, will host the event. Jack Lynch, Member of the Executive Board, will provide an overview of innovation and technology at Wolters Kluwer. As Lynch explains, "Our customers increasingly recognize the value of how our deep customer knowledge merges with innovative technology to develop new and more effective services and integrated workflow solutions. Bringing these innovations to the customer clearly makes Wolters Kluwer a more competitive and valuable company, able to integrate emerging technologies with our high growth models."

Keynote speakers will share insight into different solutions that are at the center of Wolters Kluwer's innovation strategy:

- Karen Abramson, President and CEO of Medical Research at Wolters Kluwer Health, will talk about Vertical Search and the move from a content to a user-centric model.
- Mike Sabbatis, President of CCH, a Wolters Kluwer business, will present how the emerging Workflow Solutions model is automating the extended enterprise.
- Chris Cartwright, CEO of Wolters Kluwer Corporate & Financial Services, will look at Cloud Computing and the shift from products to services, and software as a service.
- Henri Van Engelen, CEO of Wolters Kluwer Belgium, will discuss Next-Generation Publishing where interactive communities of practice drive content.

Throughout the day there will be a trade show booth staffed by Wolters Kluwer's top global innovators and technology evangelists who will show first-hand how innovation is focused in areas that add value for the customer and drive business growth.

Kevin Entricken, Vice President, Investor Relations at Wolters Kluwer, will close the event with an overview of how Wolters Kluwer's strategy is geared to allocate more capital to where it can create the most value for customers.

The Wolters Kluwer Investor/Analyst Day is hosted at the Four Seasons Hotel, Canary Wharf, London, United Kingdom. More information about the presenters, the agenda, a live webcast of the event, and video interviews with the presenters are available at http://www.wolterskluwer.com/WK/Related+Nav/Innovation/. The live webcast is available as of 10:00 am GMT.



About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

File No. 82-2683


Wolters Kluwer
Tax and Accounting

PRESS RELEASE

Contact:

Leslie Bonacum
Director of Communications
Wolters Kluwer
Tax, Accounting & Legal
+1 847 267 7153
mediahelp@cch.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+31 20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Tax and Accounting Acquires Ci3

Acquisition Extends CCH's Strategy in Rapidly Growing Market

(RIVERWOODS, ILL. September 24, 2008) - Wolters Kluwer Tax and Accounting has acquired CI Consultancy Limited (Ci3), a leading international developer and supplier of operational risk control solutions to financial institutions and corporations worldwide. Wolters Kluwer Tax and Accounting, a unit of Wolters Kluwer, is a leading provider of tax, accounting and audit information, services and software solutions serving professionals in the U.S., Europe, Canada and Asia Pacific under the CCH brand name.

Ci3, based in Dublin, Ireland, serves over 3,000 users in Europe, North America and Asia Pacific, with enterprise risk management (ERM) software, governance, risk and compliance software and IT consulting services to provide corporations with a comprehensive view of operational risk in conjunction with audit activities.

Ci3's flagship product, SWORD, a leading ERM system, which provides financial institutions with a configurable system for measuring, monitoring and managing operational risk and compliance. Ci3 also develops and delivers complementary IT solutions in the fields of credit risk, market risk, portfolio and asset management and corporate banking, as well as general IT consulting services.

The acquisition of Ci3 will enable Wolters Kluwer Tax and Accounting to extend its audit strategy into the area of enterprise risk management. In 2007, Wolters Kluwer Tax and Accounting advanced its presence in the internal audit arena by acquiring from PricewaterhouseCoopers TeamMate, the leading integrated audit productivity software suite serving corporate internal audit departments and government agencies worldwide.

Wolters Kluwer Tax and Accounting will now leverage the CCH TeamMate internal audit management solution to further differentiate Ci3's SWORD application, and offer new integrated solutions to professionals.

"With CCH's existing strength in the corporate internal audit market, our expanding global footprint and the resources we can invest in product expansion, this acquisition will significantly advance our ability to meet the growing need for tightly integrated audit and risk management solutions across the full spectrum of the market," said Wolters Kluwer Tax and Accounting CEO Kevin Robert.

"We're very pleased that Ci3 is now part of the Wolters Kluwer family," said Seamus O'Farrell, Managing Director, Ci3. "The leverage and reach of the Ci3 SWORD ERM application and CCH TeamMate offers a compelling value proposition that will deliver new efficiencies and improve output for both audit and risk management processes, benefiting professionals worldwide."

Ci3 has 36 employees, and they will join the Wolters Kluwer Tax and Accounting organization. Ci3 will continue to operate out of Dublin as a stand-alone business line within Wolters Kluwer Tax and Accounting.

About Wolters Kluwer Tax and Accounting
Wolters Kluwer Tax and Accounting, a unit of Wolters Kluwer, is a leading provider of tax, accounting and audit research and compliance information, services and software solutions. Serving professionals in the U.S., Europe, Canada and Asia Pacific, Wolters Kluwer Tax and Accounting operates in the market as CCH, a Wolters Kluwer business. Customers include professionals in small, medium and large accounting firms and corporate tax and auditing departments. CCH has served tax, accounting and business professionals and their clients since 1913.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


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